LICENSE AGREEMENT
THIS LICENSE AGREEMENT (this "Agreement"), dated as of February 4, 1997, is entered into by and between REDNECK FOODS, INC., a Delaware corporation ("Company"), and JEFF FOXWORTHY, an individual ("Foxworthy") with reference to the following:
A. Simultaneously with the execution and delivery of this Agreement, (i) Company, Foxworthy and David Womick ("Womick") are entering into a Series A Convertible Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") providing for, among other things, the acquisition by Foxworthy of certain shares of Series A Convertible Preferred Stock (the "Preferred Stock") of Company upon the terms and subject to the conditions set forth therein.
B. As partial consideration for the Preferred Stock purchased pursuant to the Stock Purchase Agreement, Foxworthy desires to grant to Company a license to use his name and likeness subject and pursuant to the terms provided herein.
NOW, THEREFORE, in consideration of the obligations and agreements contained herein and in the Stock Purchase Agreement and the Transaction Documents, the parties hereto agree as follows:
1. DEFINITIONS. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Stock Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:
1.1.	Licensed Material.  "Licensed Material" shall mean the name "Jeff
Foxworthy," servicemarks, copyrights and trademarks owned or controlled by Foxworthy and any and all names, symbols, emblems, designs, likenesses, photographs, images and visual representations of or relating to Foxworthy that are approved by Foxworthy in his sole and absolute discretion.
1.2.	Licensed Products.  "Licensed Products" shall mean any goods, products, merchandise or other personal property that (i) have been approved by Foxworthy in his sole and absolute discretion, (ii) are manufactured or produced by or on behalf of Company, (iii) contain, embody, depict, (whether in the product itself or in the packaging, marketing or promotional materials) Licensed Material in a manner specifically approved by Foxworthy in his sole and absolute discretion, and (iv) are marketed, sold, distributed or otherwise used by Company in connection with the Restaurants under the terms of this Agreement. It is currently contemplated that the types of products that may be approved by Foxworthy for use as Licensed Products may include, without limitation, some or all of the following: souvenirs, memorabilia, clothing, jewelry, beauty supplies, personal effects, recordings, videos, books, magazines, towels, linens, cooking tools and utensils, condiments, food supplies and food goods.
1.3.	Other Products.  "Other Products" shall mean any goods, products, merchandise or other personal property that are not Licensed Products but that are manufactured or produced by or on behalf of Foxworthy. Without limiting the foregoing, Other Products shall include all products and merchandise currently made available by Foxworthy's affiliate, Club Red.
2.	LICENSE.
2.1.	Grant of License.  Subject to the terms of this Agreement and the
Stock Purchase Agreement, Foxworthy hereby grants to Company for the Term (as defined in Section 5 below) a nonexclusive license to utilize the Licensed Material throughout the world in connection with:
(a)	The advertisement, promotion, solicitation and sale of equity and debt investment in Company;
(b)	The design, construction, development, promotion, advertising, implementation and operation of the Restaurants and the Franchise;
(c)	The advertisement, promotion, solicitation and sale of individual franchises.
(d)	The design, manufacture, promotion, advertisement, distribution and sale of Licensed Products in connection with (i) the Restaurants, (ii) the provision of food or restaurant services, or (iii) the preparation and consumption of food products, (iv) backyard, barbecue or open grill cooking.
2.2.	Limited Right to Sublicense.  Subject to all of the terms and conditions of this Agreement (including the approval rights of Section 2.3), the Stock Purchase Agreement and the Transaction Documents, Company may, upon the prior approval of Foxworthy, sublicense the rights granted by Foxworthy pursuant to Sections 2.1(b),(c) and (d) to franchisees of Company who have entered into written franchise agreements which are in a form acceptable to Foxworthy and which provide that such franchisees are by bound by the terms hereof.
2.3.	Foxworthy's Right to Approve Use of the Licensed Material.
(a)	Right of Approval.  Notwithstanding the provisions of Section 2.1,
Foxworthy shall have the right to approve in advance each proposed use of any of the Licensed Material pursuant to this Agreement as to form, content, period of use and intended purpose, which approval may be withheld by Foxworthy in his sole and absolute discretion for any reason; provided, however, that, except with respect to a usage pursuant to Section 2.1(a), once a particular usage of the Licensed Material has been approved by Foxworthy, Company may continue such particular usage throughout the approved period of use. However, if Company modifies the form, content or intended purpose of an approved usage in any way, such modification shall be considered a new usage of the Licensed Material once again requiring Foxworthy's approval pursuant to the provisions of this Section 2.2.
(b)	Submission of Samples.  To ensure full compliance with the
provisions of this Section 2.2, prior to each new exercise of the rights granted to Company hereunder, Company shall provide Foxworthy with copies of the advertisements, promotional materials, press releases, products, recordings, logos, designs, written or visual materials or other materials that are to contain any of the Licensed Material. With respect to Licensed Products, prior to the manufacture or promotion of such Licensed Products, Company shall provide Foxworthy with samples of such Licensed Products, any packaging therefor, and any advertisements devoted thereto. Foxworthy shall have the right to approve such Licensed Product in all respects, including as to type, quality, style, color, and cost. Foxworthy shall notify Company of his approval or disapproval of such materials or Licensed Products within thirty (30) days of receipt. In the event Foxworthy does not notify Company of his approval or disapproval within such thirty (30) day period, the materials or Licensed Products shall be deemed disapproved.
2.4.	Rights of Third Parties.  Company acknowledges that third parties may have, or may subsequently be granted or may acquire, rights in and to some or all of the Licensed Material. Accordingly, Company acknowledges that it may be necessary in some circumstances to acquire additional permissions, consents and/or licenses from such third parties to accomplish the uses of the Licensed Material contemplated by this Agreement. Foxworthy agrees to use his reasonable efforts to assist Company in acquiring such permissions, consents or licenses.
3.	MERCHANDISING.
3.1.	Licensed Products.  During the Term, Company may sell and distribute for sale the Licensed Products in and through the Restaurants and the Franchise and, subject to the prior approval of Foxworthy, through other channels of distribution or sale. Foxworthy shall have a right of prior approval over all means employed by Company to sell the Licensed Products, including without limitation displays, advertisements, promotions, prices, locations and venues. In addition, Foxworthy shall have the right to purchase reasonable quantities of Licensed Products from Company at Company's cost of production; provided that Foxworthy shall not, without Company's prior written approval which shall not be unreasonably withheld, offer such items for resale.
3.2.	Other Products.  In all venues and channels of distribution through which Company or any franchisee advertises, markets, promotes, makes available for sale or distributes Licensed Products (including the Restaurants), Company or such franchisee shall be obligated, at Foxworthy's request, to similarly advertise, market, promote, make available for sale or distribute the Other Products. In so doing, Company or such franchisee shall give the Other Products positioning, prominence and promotion that is at least as favorable as that given to the Licensed Products. Company or such franchisee shall purchase the Other Products from Foxworthy, Club Red or such other third parties, as appropriate, at standard wholesale prices and in sufficient volumes to fulfill the obligations hereunder. Foxworthy shall have the right to determine the method and terms of sale upon which Company or any franchisee make the Other Products available for sale and neither Company nor any franchisee shall sell the Other Products at "distress" or "close-out" prices without the prior approval of Foxworthy.
4.	CONSIDERATION AND ROYALTIES.
4.1.	Preferred Stock.  As partial consideration for the rights granted by
Foxworthy hereunder, Company has issued the Preferred Stock to Foxworthy pursuant to the terms of the Stock Purchase Agreement.
4.2.	Royalties.  As additional consideration for the rights granted by
Foxworthy hereunder, Company hereby agrees to pay Foxworthy the following royalty payments:
(a)	Ten percent (10%) of the gross royalties, franchise fees and other consideration received by Company from franchisees of the Franchise, which amount shall in no event be less than one-half percent (0.5%) of the gross sales realized by such franchisees on an annual (calendar) basis. For purposes of the foregoing, "gross royalties, franchise fees and other consideration" shall not include amounts or assessments received from franchisees as reimbursement for actual, specific costs of Company (i.e., payments for actual, specific Company costs that are passed through to the franchisees).
(b)	Eight percent (8%) of all gross revenues actually received by
Company from wholesale sales of Other Products by Company to franchisees pursuant to this Agreement.
(c)	One-half percent (0.5%) of the gross sales received by Company in connection with the operation of Restaurants owned by Company. For purposes of the foregoing, the term "gross sales" shall mean one hundred percent (100%) of all revenues actually received by Company from all sources, including without limitation from retail sales of food, services and merchandise (including both Licensed Products and Other Products), and excluding only revenue upon which a royalty is payable pursuant to Section 4.2(b).
4.3.	Quarterly Statements; Maintenance of Records.  Within forty-five
(45) days after each calendar quarter, Company shall, through its Chief Financial Officer, furnish Foxworthy with a complete and accurate statement of all royalty payments due him hereunder for such calendar quarter, along with a check for full payment of such amounts, if appropriate. All payments hereunder shall be in US Dollars. Acceptance by Foxworthy of such statements and payments for any period shall not preclude Foxworthy from thereafter questioning the accuracy thereof. During the Term and for a period of five
(5) years thereafter, Company will keep and maintain at Company's principal place of business true and accurate records of all transactions relating to or affecting this Agreement or any provision hereof, which books and records, together with supporting vouchers, shall be open for inspection and the making of copies and extracts by Foxworthy or Foxworthy's duly authorized representative once with respect to each period during regular business hours and upon seventy-two (72) hours written notice. In the event an examination of such books reveals a deficiency in sums owed to Foxworthy in excess of ten percent (10%) for the period audited then Company shall bear the cost of reasonable accountants' fees related to the conduct of such audit; provided, however, that such costs shall not exceed the amount of the audit claim.
5.	TERM AND TERMINATION.
5.1.	Term.  The term of this agreement (the "Term") shall be fifty (50)
years unless sooner terminated by the occurrence of any of the following:
(a)	A material breach by Company of this Agreement, the Stock Purchase
Agreement or any of the Transaction Documents breach has not been cured within thirty (30) days of receipt from Foxworthy of written notice thereof;
(b)	At the option of Foxworthy, upon a material breach by David Womick of his obligations under the Womick Employment Agreement within the first three (3) years after the opening of the first Restaurant which breach has not been cured within thirty (30) days of receipt from Foxworthy of written notice thereof;
(c)	Upon receipt of written notice from Foxworthy in the event Company commits any act or omission, is subject to any claim or occurrence or is involved in any circumstances that would cause the continued association of Company with the Licensed Material to be detrimental to the value of the Licensed Material or to Foxworthy's image or reputation as determined by Foxworthy in his sole and absolute discretion;
(d)	The failure of Company to continually operate the Restaurants and manage the Franchise according to the policies, practices and standards agreed to by the parties pursuant to the terms of the Stock Purchase Agreement;
(e)	The failure of Company and/or Womick to raise the Investment Capital pursuant to the terms provided in the Stock Purchase Agreement; or
(f)	The failure of Company to comply with any laws and regulations, the consequences of which are materially adverse to Company.
5.2.	Consequences of Termination.  Upon termination or expiration of this
Agreement, all license rights granted to Company hereunder shall terminate and Company shall immediately thereafter discontinue all use of the Licensed Material. Foxworthy shall have the right to purchase any inventory of Licensed Products in Company's possession as of the date of termination. If Foxworthy does not so purchase all of Company's existing inventory of Licensed Products, then, notwithstanding the termination of this Agreement, Company shall have the right to continue to use the Licensed Material in connection with the advertisement, distribution, and sale of its existing inventory of Licensed Products for a period of one hundred twenty (120) days after termination; provided that such advertisement, distribution and sale is done only by means of and through then-existing distribution channels and in all other respects in accordance with all the terms and conditions contained in this Agreement.
6.	REPRESENTATIONS AND WARRANTIES.
6.1.	Representations and Warranties of Company.  Company represents and warrants to Foxworthy as follows:
(a)	Company has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors and no other corporate proceedings on the part of Company are necessary to authorize this Agreement and the transactions contemplated herein.
(b)	This Agreement has been executed and delivered by Company and is the valid and binding obligation of Company enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy laws or similar laws affecting creditors' rights generally, and except in so far as the availability of equitable remedies may be limited by applicable law from time to time in effect.
6.2.	Representations of Foxworthy.  Foxworthy represents and warrants to
Company as follows:
(a)	Foxworthy hereby has the right and power to grant to Company the rights described herein and is free to enter into this Agreement and to carry out his obligations hereunder.
(b)	Foxworthy warrants that, during the Term, he will not commit any act which brings Company into public disrepute or scandal, or which shocks, insults or offends a substantial portion or group of the community or reflects unfavorably on Company.
7.	INDEMNIFICATION.
7.1.	Indemnification Obligation.  Company shall indemnify, defend and hold harmless Foxworthy from and against any and all claims arising out of the use or possession of and out of any claims by third parties with respect to any Licensed Products manufactured, advertised, distributed, or sold during the Term.
7.2.	Indemnification Procedure.  Promptly after receipt by Foxworthy of notice of the commencement of any action involving a claim referred to in
Section 7.1, Foxworthy will give written notice to Company of the commencement of such action. If any such action is brought against Foxworthy, Company will be entitled to participate in and to assume the defense thereof, with counsel reasonably satisfactory to Foxworthy, and after notice from Company to Foxworthy of its election to assume the defense thereof and to pay any and all costs relating thereto, Company shall not be responsible for any legal or other expenses subsequently incurred by Foxworthy if Foxworthy engages separate counsel in connection with the defense thereof; provided, however, that Foxworthy shall have the right to retain his own counsel, with the reasonable fees and expenses to be paid by Company, if Foxworthy shall have reasonably concluded that representation of Foxworthy by the counsel retained by Company would be inappropriate due to actual or potential differing interests between Company and Foxworthy in such proceeding.
7.3.	Product Liability Insurance.  Company shall obtain and maintain throughout the Term an insurance policy for products liability in a form and substance acceptable to Foxworthy and with insurance companies approved by Foxworthy, and shall name Foxworthy as an additional named insured thereon. Such policy or policies shall have the following minimum limits: (i) basic coverage in the amount of $500,000 per occurrence without limitation as to the number of occurrences covered by such policy, and (ii) umbrella coverage in the amount of $5,000,000. Such insurance shall insure Foxworthy and any persons, firms, or corporations with whom Company has contractual arrangements with respect to Licensed Products against any claims, suits, losses, damages, or liabilities arising out of any use or possession of any Licensed Product hereunder. Each such policy shall contain a provision requiring the insurance company to furnish Foxworthy with a minimum of ten
(10) days' notice prior to any revision, modification, or cancellation thereof.
8.	Ownership of Licensed Property.  As between the parties, the
Licensed Material shall be and remain the exclusive and complete property of Foxworthy. Company shall affix appropriate copyright, trademark and/or other protective notices (hereinafter "Notices") as may be designated reasonably by Foxworthy from time to time on any materials or products that are marketed or sold by Company pursuant to this Agreement, including the Licensed Products, that incorporate or include some or all of the Licensed Material. Foxworthy shall, in his sole discretion, take any and all steps necessary to secure world-wide copyright and/or trademark protection for the Licensed Material. The expense of securing copyright and/or trademark protection for the Licensed Material in North America shall be borne solely by Foxworthy. The expense of securing copyright and/or trademark protection for the Licensed Material in countries or locations where Company operates or is engaged in business outside of North America shall be borne by Company. Company agree to assist Foxworthy to the extent necessary in the procurement of any protection or to protect any of Foxworthy's rights to the Licensed Material. Foxworthy may, in his discretion, commence or prosecute any claims or suits with respect to the Licensed Material and may join Company as a party thereto. Company shall promptly notify Foxworthy in writing of any knowledge it may have of infringements or imitations by others of the Licensed Materials on products or materials similar to those covered by this Agreement.
9.	Miscellaneous.
9.1.	Effectiveness of Agreement.  This Agreement shall become effective on and as of the date of execution of the Stock Purchase Agreement.
9.2.	Successors and Assigns.  This Agreement shall bind and inure to the benefit of Company and Foxworthy and their respective successors, permitted assigns, heirs and legal representatives (as the case may be) of Company and Foxworthy.
9.3.	Further Assurances.  The parties shall duly acknowledge, execute, deliver, and/or procure the due execution and delivery of any and all further assignments and other instruments which may be appropriate, necessary, or expedient to carry out, confirm, or effectuate the purpose and intent of this agreement and the grant of rights made hereunder.
9.4.	Assignment.  Company may not assign its rights under this Agreement to any purchaser or transferee without the prior written consent of Foxworthy. Foxworthy may freely assign his rights hereunder without Company's consent to any party. Foxworthy agrees to notify Company of any such assignment within fifteen (15) days of such assignment.
9.5.	Entire Agreement.  This Agreement, the Stock Purchase Agreement and
the other Transaction Documents (as defined in the Stock Purchase Agreement) contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or understandings with respect thereto.
9.6.	Notices.  All notices and other communications pursuant to this
Agreement shall be made in accordance with the Stock Purchase Agreement at the address set forth therein for the Company and Foxworthy.
9.7.	Amendment and Modification; Waiver.  Except as otherwise provided herein, this Agreement may be amended, modified and supplemented and the application of any provision of this Agreement or any rights or obligations of any party hereunder may be waived (either retroactively or prospectively) only by written agreement of the parties hereto affected by such amendment, modification, supplement or waiver. Further, any waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.
9.8.	Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.
9.9.	Headings.  The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.
9.10.	Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California.
9.11.	Arbitration.  Any and all disputes arising hereunder shall be subject to resolution by arbitration as provided in the Arbitration
Agreement.
IN WITNESS WHEREOF, the parties hereto have caused this License Agreement to be executed and delivered as of the date first above written.
REDNECK FOODS, INC.,
a Delaware corporation

By			_____________________________
Name: ______			JEFF FOXWORTHY
Title: ________________________